

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2023

Roy Kuan
Chief Executive Officer
Generation Asia I Acquisition Limited
Boundary Hall, Cricket Square
Grand Cayman, Cayman Islands
KY1-1102

> **Re: Generation Asia I Acquisition Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-41239**

Dear Roy Kuan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation